RX Safes, Inc.

670 Du Fort Avenue

Henderson, NV, 89002

July 1, 2014

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Pamela Long

Re: RX Safes, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed June 19, 2014

File No. 333-193800

Dear Mrs. Long:

I write on behalf of RX Safes, Inc., (the “Company”) in response to Staff’s letter of June 30, 2014, by Pamela Long, Assistant Director, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed June 19, 2014, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Plan of Distribution, page 16

1.	We note your response to comment two in our letter dated May 9, 2014. In Note 10 to the financial statements, page F-9, you disclose that the consulting agreement entered with Wall Street Buy Sell Hold Inc. [WSBSH] on February 20, 2014, provides that the consultant will be paid $20,000 per month “until such time as the [c]ompany has raised $1,500,000 in its public offering and $30,000 per month thereafter.” Given that the compensation of WSBSH is tied to the amount of the offering proceeds, it would appear that WSBSH is an offering participant, requiring disclosure pursuant to Item 508(c)(2) of Regulation S-K. Please advise or otherwise revise your disclosure accordingly. In addition, please file the consulting agreement with WSBSH as an exhibit to the registration statement, or tell us why you would not be required to do so.

In response to this comment, WSBSH is not an offering participant, underwriter or broker-dealer in the offering. As stated in the Company’s prior response, WSBSH will have no role at all in the Company’s offering. WSBSH will be assisting the Company with strategic business planning, and with investor and public relations services. WSBSH’s compensation is not “tied to” the offering proceeds; rather, the conclusion of the Company’s offering is just a timeframe in the contract when WSBSH will receive $30,000 per month instead of $20,000 per month. Knowing that the Company is short on cash at the present time, WSBSH and Company negotiated an increase at a time when more funds would be available. In addition, note that the contract refers to the Company raising $1,500,000 and not WSBSH raising $1,500,000. As such, it is not necessary to add WSBSH to the Plan of Distribution section of the Prospectus. The Company filed the Consulting Agreement and the amendment to the Consulting Agreement as an exhibit and disclosed the terms in the amended registration statement.

2.	We also note that on February 10, 2014, the consultant was issued 5,000,000 shares of common stock for investor relations consulting services, ten days prior to the signing of the February 20, 2014, consulting agreement. With a view towards disclosure, please tell us whether these shares were issued for services already performed by WSBSH or whether they were issued in connection with entering into the consulting agreement. If the shares were issued in connection with the consulting agreement, please tell us the exemption under the Securities Act of 1933 you relied upon in issuing these securities considering that the registration statement in connection with this offering was filed with the Commission on February 7, 2014. We may have additional comments following the review of your response.

In response to this comment, on February 10, 2014, WSBSH was issued 5,000,000 shares of common stock for investor relations consulting services. These shares were returned by WSBSH to the Company’s treasury and WSBSH will instead be issued, after the Company’s registration statement becomes effective, a warrant to purchase 5,000,000 shares of the Company’s common stock. At the end of six months of service following the effective registration statement, WSBSH will be issued a warrant to purchase 2,500,000 shares of common stock and at the end of a year of service following the effective registration statement, WSBSH will be issued a warrant to purchase 2,500,000 shares of common stock.

The Company relied on Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and/or Rule 506(b) promulgated thereunder for the private offering of shares to WSBSH. The Company did not engage in any form of general solicitation in connection with the offering to WSBSH at any time. The Company did not solicit or offer securities to any other investor after the Company filed its initial S-1 registration statement.

The guidance set forth in the Securities Act Release No. 8828 (Aug. 3, 2007) (the “Release”) and Question 121.06 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Securities Act Sections provides that the five factor integration analysis of Securities Act Rule 502(a) is not applicable in the event of a side-by-side private offering with a registered public offering in those circumstances where “investors in the private offering become interested in the private offering through some means other than the registration statement – for example, there is a substantive, pre-existing relationship between the investors and the company – then the registration statement would not have served as a general solicitation for the private offering and Section 4(2) would be available, assuming the offering is otherwise consistent with the exemption.”

In addition, the Release provides, “if the company is able to solicit interest in a concurrent private placement by contacting prospective investors who (1) were not identified or contacted through the marketing of the public offering and (2) did not independently contact the issuer as a result of the general solicitation by means of the registration statement, then the private placement could be conducted in accordance with Section 4(2) while the registration statement for a separate public offering was pending.”

The Company has a pre-existing business relationship with WSBSH that commenced on January 8, 2014, a month prior to the initial filing of the Registration Statement. The Company’s relationship with WSBSH culminated in the execution of the Consulting Agreement, dated February 10, 2014.

As required by the Release and in accordance with Question 121.06 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations, and as evidenced by the pre-existing relationship described above with WSBSH, (1) WSBSH was not identified or contacted through the marketing of the public offering and (2) the registration statement did not serve as a general solicitation in connection with this private offering of securities. Therefore Section 4(a)(2) of the Securities Act and Rule 506(b) promulgated thereunder provide an available exemption from registration for the private offering of securities to WSBSH and should not be integrated with the public offering pursuant to the registration statement.

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Warrants and Options, Page 20

3.	Please amend your outstanding warrants table to include the warrants to purchase 5,000,000 shares issued to WSBSH in lieu of the 5,000,000 shares issued on February 10, 2014, which were later returned to treasury.

In response to this comment, the Company included a paragraph following the table to state that the Company is required to issue warrants to WSBSH to purchase 5,000,000 shares of common stock, with an additional 2,500,000 shares upon conclusion of 6 months of service and a final 2,5000,000 shares after 12 months of service (the final 2,500,000 warrants are predicated on the Company not opting out of the agreement), all of which are required to be issued after the registration statement is effective. As such, they are not outstanding to include in the table but are listed right afterwards.

Liquidity and Capital Resources, page 43

4.	We note that you have removed disclosure stating that based on your current financial condition, you do not have sufficient resources to operate your business for the next 12 months. We note that you need to raise a minimum of $585,000 to support your ongoing operations. As you currently have only $36,899 in cash, please explain how you will be able to sustain your operations if you are unable to raise the minimum amount of offering proceeds, or otherwise, please revise your disclosure accordingly.

In response to this comment, the Company inadvertently removed the disclosure and revised the amended registration statement to include it.

Certain Relationships and Related Party Transactions, page 44

5.	We note your revised disclosure in response to comment 12 in our letter dated May 9, 2014. Please further revise your disclosure to indicate the period during which the value of Mr. Basile’s and Ms. Yarde’s respective interests in the Axius Consulting Agreement was $132,526 and $44,175. Also, it is not clear whether the balances included in accounts payable to Axius totaled $176,701 for both the three months ended March 31, 2014, and the year ended December 31, 2013, or whether you have inadvertently omitted disclosure for one of the periods. Please advise.

In response to this comment, the Company revised the disclosure to indicate that the period included both the three months ended March 31, 2014, and the year ended December 31, 2013. The Company clarified that the payable was for both periods.

6.	Please disclose here, as well as under your Liquidity disclosure, the line of credit created pursuant to the Master Promissory Note agreement with Naples Trust, effective January 1, 2014. We note that the Naples Trust is a 28% beneficial owner of the company’s common stock.

In response to this comment, the Company disclosed the Naples promissory note in both sections as requested and disclosed the balance outstanding. The Company also attached the note as an exhibit to the amended registration statement.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,

/s/ Lorraine Yarde

Lorraine Yarde

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